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MIRANDA SIGNS LEASE TO CONSOLIDATE ANTARES PROJECT IN COLOMBIA

Vancouver, BC, Canada – October 15, 2015 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) has signed a Mining Lease with Activos Mineros de Colombia SAS (“Activos”) to acquire 6 applications that are contiguous with four existing Miranda applications comprising the Antares Project, Colombia. The Antares project covers a large intrusive related gold system with both veinlet and sheeted fracture controlled gold mineralization. The combined project covers 10,500 hectares. It is located 20km east northeast of Medellin and 45km west southwest of the Gramalote deposit within the Antioquia Batholith.

Agreement Details

The definitive Mining Lease replaces a Letter of Intent that was subject to Miranda satisfactorily completing due diligence on the Activos properties (press release June 15, 2015). Miranda will pay $60,000 on signing the mining lease and $60,000 on the first anniversary. A $70,000 payment will be due within 30 days of the registration of the mining concession in the National Register of the core application and subsequent annual payments will be required on the anniversary of that registration date until the payments of a 1.8 % production royalty commence from commercial production. The Mining Lease is for fifty years. Annual work requirements to a cumulative $2 million are required over six years, but this work commitment can be suspended for any two year period that Miranda does not have a partner funding work at Antares. All dollars are U.S.

Project Details

Antares is a grass-roots generated project. Initial prospecting in the area led to a large-scale stream sediment sampling program which showed widespread anomalous gold values in most drainages. Follow-up of these anomalies led to systematic channel sampling of a historic large hydraulically mined open cut referred to as the Santa Rita pit.

Previous systematic 2m-interval channel sampling by Miranda within the Santa Rita hydraulic pit shows an area of 310m by 160m of near continuous mineralization where sample intervals composite above 0.4 g Au/t. The better continuous runs of channel samples within the larger anomaly include 32m of 1.24 g Au/t and 18m of 1.5 g Au/t. This mineralization is open in two directions and extends to the limit of the pit. A small road cut exposure approximately 150m north of the pit limit shows 4m of 2.6 g Au/t and this mineralization may be continuous with the mineralization in the pit.

Photo of the Santa Rita pit and Miranda’s channel sample cuts.

Miranda sampling shows that the central project area is within the footprint of a very strong stream sediment anomaly that covers approximately 12sq km. Of fifteen stream sediment samples that make up this anomaly, all are more than 100ppb, and seven of fifteen are greater than 500ppb Au with a high of 9,820ppb Au. Numerous other high-grade stream sediments samples require follow-up and definition elsewhere on the project.

Miranda’s exploration model at Antares is for an intrusive-related sheeted vein-fracture system analogous to the Gramalote deposit. The resource at Gramalote consists of five or more parallel, northeast mineralized zones. These zones probably reflect structures of a regional dilational framework that is also prevalent and important for exploration at Antares. Gramalote (4M ounces gold, owned by B2 Gold and Anglo Ashanti), is a large intrusive related gold system that is noted for large areas of historic open cut hydraulic mining. Similarly, the Antares project contains eight large pits that were a result of historic hydraulic gold mining of in situ weathered granite. Mined areas commonly show subparallel high density fracturing and veinlets within the granitic host rock. Clays and hematite are the dominant alteration types; locally veins show distinctive alteration selvages that may be relict feldspar and potassic alteration. The dominant structures on both the fracture scale and project scale are northeast. An alignment of hydraulic workings and adits suggests that the Antares mineralization extends for 5.5km.

Exploration Plans

Upon signing the Mining Lease, Activos will deliver additional data regarding several of the applications to Miranda. Exploration will begin in and around the Santa Rita pit while identifying other mineralized zones along the 5.5km trend, especially within the area of the large stream sediment anomaly. Antares is subject to the Agnico Eagle Mines, Ltd. and Miranda Gold exploration alliance and Agnico will be provided with a Target Report to see if they want participate in the project. Work in 2016 could include shallow drilling on the road above the Santa Rita pit to demonstrate continuity to the mineralization observed in the channel samples.

Qualified Person

Data disclosed in this press release, have been reviewed and verified by Miranda’s Executive Vice President Joseph Hebert, C.P.G., B.Sc. Geology and Qualified Person as defined by National Instrument 43-101.

About Miranda

Miranda is a gold exploration company active in Colombia and Alaska whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing relationships with Agnico Eagle Mines Ltd., Prism Resources, and Gold Torrent Resources and holds royalty interest on Nevada projects with Montezuma Mines Inc. and Nevada North Resources (U.S.A.) Inc.

For more information related to Miranda: Joe Hebert, Executive Vice President 775-340-0450

www.mirandagold.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. This news release contains forward-looking statements that are based on the Company's current expectations and estimates. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "suggest", "indicate" and other similar words or statements that certain events or conditions "may" or "will" occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.